World Omni Auto Leasing LLC

World Omni LT

190 Jim Moran Blvd.

Deerfield Beach, Florida 33442

(949) 429-2200

December 21, 2011

VIA EDGAR

Securities and Exchange Commission

Attention: Katherine Hsu

100 F Street, NE

Washington, DC 20549

Re:	World Omni Auto Leasing LLC
World Omni LT
Registration No. 333-177028

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), World Omni Auto Leasing LLC and World Omni LT (together, the “Companies”), hereby apply for an order granting the immediate withdrawal of the Registration Statement on Form S-3 (Registration No. 333-177028) together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2011 and was not declared effective by the commission.

No securities have been sold under the Registration Statement. The Companies have decided to withdraw their Registration Statement due to the need to immediately refile a corrected registration statement, pursuant to a discussion with their Commission Examiner, Mr. Jay Knight.

Kindly fax a copy of the order consenting to withdrawal of the registration statement to our attorney, Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP, at (312) 862-2200 as soon as it is available. Should you have any questions regarding this matter, please do not hesitate to contact Jeffrey S. O’Connor, P.C. at (312) 862-2597.

Very truly yours,

/s/ Eric Gebhard

Eric Gebhard
Treasurer
World Omni Auto Leasing LLC
Auto Lease Finance LLC, as Initial Beneficiary of World Omni LT

cc: Jeffrey S. O’Connor

Kirkland & Ellis LLP